News Release	No. 11-209 May 16, 2011

Platinum Group Metals Ltd. Announces Acceptance of
Western Bushveld Joint Venture (WBJV) Mining Rights Application

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) announces that the South African Department of Mineral Resources ("DMR") has accepted the Company’s application for a mining right for the WBJV Project 1 Platinum Mine.  The application was accepted under the terms of section 22 of the Mineral and Petroleum Resources Development Act, 2002 ("MPRDA").

Acceptance by the DMR indicates that the Company has complied with the submission requirements of the MPRDA and can now move forward to complete and submit its Environmental Impact Assessment ("EIA") and Environmental Management Programme Report ("EMPR") as required by the MPRDA and the National Environmental Management Act (“NEMA”), Act 107 of 1998 and other legislation. Platinum Group has commenced its EIA program for environmental studies for mining and processing related activities. Interaction with local communities and public consultation is ongoing.

President and CEO R. Michael Jones said: "We are pleased with our progress thus far in complying with the requirements of the MPRDA and NEMA.  We commend the DMR for their guidance and effort to help our Company and our partners simplify and secure our mineral tenure in 2010, thereby allowing our project to move forward.  The DMR has also been interactive and responsive with regard to our permit applications for underground exploration and development.”

Our program of investment into the WBJV Project 1 Platinum Mine, for $100 million has commenced and preparatory civil works to start the decline tunnels are underway.  The project is under the management of DRA as EPCM contractor and the owner’s team from Platinum Group.  The Project has proceeded on budget and within a few weeks of the project schedule.

The Project office and safety induction centre has been established utilizing part of the facilities in the Sundown Ranch package purchased by the WBJV operating company, Maseve Investments 11 (Pty) Ltd.  The Sundown Ranch will continue to operate with the business to be independently owned and operated by the current hotel management.  Platinum Group acquired ownership of the land and facilities at Sundown Ranch.  The Hotel facilities provide local resources for meetings with the community.

Implementation and value engineering on the WBJV Project 1 are continuing to look for value, costs savings and risk mitigation as the project advances.

PLATINUM GROUP METALS LTD.

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About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and amalgamated in 2002 and is focused on the development of platinum operations. Platinum Group’s main asset is a 74% interest in the WBJV Project 1 Platinum Mine where an initial construction budget of $100 million is in progress, including underground development. Platinum Group Metals is also in active exploration for platinum in Canada near Thunder Bay Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President, CEO and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.